Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $690 Million
Key highlights:
•	Third quarter revenue of $690 million, within the $670-$690 million guidance range

•	Third quarter non-GAAP operating income of $124 million; non-GAAP operating margin of 18.0%; GAAP operating income of $93 million

•	Third quarter diluted non-GAAP EPS of $0.53, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.42 for the third quarter

•	Free cash flow of $96 million for the third quarter

•	12-month backlog of $2.37 billion at the end of the third quarter

•	Fourth quarter fiscal 2009 guidance: Expected revenue of approximately $670-$690 million and diluted non-GAAP EPS of $0.47-$0.51, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.34-$0.39
St. Louis, MO — July 22, 2009 — Amdocs Limited (NYSE: DOX) today reported that for its fiscal third quarter ended June 30, 2009, revenue was $690.3 million, a decrease of 15.9% from last year’s third quarter and down 2.9% sequentially. Net income on a non-GAAP basis was $108.6 million, or $0.53 per diluted share, compared to non-GAAP net income of $132.5 million, or $0.61 per diluted share, in the third quarter of fiscal 2008. Non-GAAP net income excludes amortization of purchased intangible assets and equity-based compensation expenses of $23.0 million, net of related tax effects, in the third quarter of fiscal 2009 and excludes such amortization, in-process research and development write-off and equity-based compensation expenses of $31.8 million, net of related tax effects, in the third quarter of fiscal 2008. The Company’s GAAP net income for the third quarter of fiscal 2009 was $85.5 million, or $0.42 per diluted share, compared to GAAP net income of $100.7 million, or $0.46 per diluted share, in the prior year’s third quarter.
“We are pleased with our results for the third fiscal quarter, particularly in light of the on-going strain in the global economy. Favorable foreign currency movements increased third quarter revenue and EPS relative to our expectations for the quarter. Even without currency benefits, our results were at or above the mid-point of our guidance ranges. Additionally, backlog remained stable and we continued to meet our profit and cash flow objectives, all of which are encouraging,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav continued, “Demand conditions, however, remain weak, particularly for large transformational projects, as our customers manage their budgets tightly. As a result, we anticipate that our revenue may continue to trend down sequentially, albeit at a moderating pace, until we see demand improve. This view is reflected in our fourth fiscal quarter guidance, and we believe this trend could persist into early fiscal 2010.”
Baharav concluded, “While the pace of new deal activity is still slow, we signed important deals in the third quarter. We saw relative strength in our cable, managed services and Interactive domains, highlighted by several key wins.”
•	For J:COM, Japan’s largest multiple system and channel operator, Amdocs is fully modernizing the customer’s billing system and replacing a competitor’s CRM system, all based on the CES 7.5 product platform.

•	Amdocs signed a six-year managed services contract with Elisa, a Finnish service provider, to consolidate eight billing systems across Elisa’s wireless, wireline, Internet and cable TV lines of business onto the Amdocs Billing platform, as well as, deploy Amdocs Enterprise Product Catalog 7.5 to centralize information from five different existing catalogs. The new contract builds on an existing relationship with the customer, where Amdocs billing, ordering and CRM systems were previously deployed to support Elisa’s wireless operations.

•	Within Interactive, Amdocs signed several contracts during the third quarter, including two within the emerging markets. In Latin America, Amdocs signed a key contract with a large service provider to support its wireless portal development, digital commerce and personalization across all of its affiliates. Importantly, the deal included products based on both the QPass and ChangingWorlds technologies, demonstrating early synergies within our Interactive portfolio. Amdocs also signed two additional ChangingWorlds contracts, both in the Asia-Pacific region.
Free cash flow was $96 million for the quarter, comprised of cash flow from operations of $114 million less approximately $18 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.37 billion at the end of the third quarter of fiscal 2009.
Financial Outlook
Amdocs expects that revenue for the fourth quarter of fiscal 2009 will be approximately $670-$690 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the fourth quarter to be $0.47-$0.51, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth quarter will be $0.34-$0.39.
Amdocs will host a conference call on July 22, 2009 at 5 p.m. Eastern Time to discuss the Company’s third quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM — at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has approximately 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008 filed on December 8, 2008 and in our quarterly 6-K furnished on February 9, 2009 and May 12, 2009.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenue:
License	$26,075	$35,244	$107,879	$93,570
Service	664,190	785,044	2,047,309	2,243,249

	690,265	820,288	2,155,188	2,336,819
Operating expenses:
Cost of license	537	555	2,097	2,267
Cost of service	441,777	528,437	1,381,825	1,493,134
Research and development	51,134	56,137	160,113	168,240
Selling, general and administrative	81,732	104,632	256,305	300,963
Amortization of purchased intangible assets	21,839	22,796	63,594	66,302
Restructuring charges and in-process research and development (1)	—	1,780	20,780	1,780

	597,019	714,337	1,884,714	2,032,686

Operating income	93,246	105,951	270,474	304,133

Interest income (expense) and other, net	2,514	6,159	(1,014)	23,797

Income before income taxes	95,760	112,110	269,460	327,930

Income taxes	10,212	11,438	29,035	31,735

Net income	$85,548	$100,672	$240,425	$296,195

Basic earnings per share	$0.42	$0.49	$1.19	$1.43

Diluted earnings per share (2)	$0.42	$0.46	$1.16	$1.36

Basic weighted average number of shares outstanding	202,750	206,329	202,624	207,069

Diluted weighted average number of shares outstanding	203,515	219,120	208,514	220,315

(1)	Restructuring charges and in-process research and development for the nine months ended June 30, 2009 includes restructuring charges of $15,140, and in-process research and development of $5,640.

(2)	To reflect the impact of assumed conversion of the convertible notes, $0 and $1,486, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2009, respectively, and $985 and $2,955 were added back to net income for the three and nine months ended June 30, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenue	$690,265	$820,288	$2,155,188	$2,336,819
Non-GAAP operating income	124,482	146,608	388,179	415,925
Non-GAAP net income	108,555	132,463	329,680	382,400
Non-GAAP diluted earnings per share (1)	$0.53	$0.61	$1.59	$1.75
Diluted weighted average number of shares outstanding	203,515	219,120	208,514	220,315

(1)	To reflect the impact of assumed conversion of the convertible notes, $0 and $1,486, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2009, respectively, and $985 and $2,955 were added back to net income for the three and nine months ended June 30, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	June 30, 2009
		Reconciliation items
		Amortization of	Equity based
		purchased	compensation
	GAAP	intangible assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$537	$—	$—	$—	$537
Cost of service	441,777	—	(6,115)	—	435,662
Research and development	51,134	—	(1,238)	—	49,896
Selling, general and administrative	81,732	—	(2,044)	—	79,688
Amortization of purchased intangible assets	21,839	(21,839)	—	—	—

Total operating expenses	597,019	(21,839)	(9,397)	—	565,783

Operating income	93,246	21,839	9,397	—	124,482

Income taxes	10,212	—	—	8,229	18,441

Net income	$85,548	$21,839	$9,397	$(8,229)	$108,555

	Three months ended
	June 30, 2008
		Reconciliation items
		Amortization of	In-process	Equity based
		purchased	research and	compensation
	GAAP	intangible assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$555	$—	$—	$—	$—	$555
Cost of service	528,437	—	—	(5,998)	—	522,439
Research and development	56,137	—	—	(1,104)	—	55,033
Selling, general and administrative	104,632	—	—	(8,979)	—	95,653
Amortization of purchased intangible assets	22,796	(22,796)	—	—	—	—
Restructuring charges and in-process research and development	1,780	—	(1,780)	—	—	—

Total operating expenses	714,337	(22,796)	(1,780)	(16,081)	—	673,680

Operating income	105,951	22,796	1,780	16,081	—	146,608

Income taxes	11,438	—	—	—	8,866	20,304

Net income	$100,672	$22,796	$1,780	$16,081	$(8,866)	$132,463

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Nine months ended
	June 30, 2009
		Reconciliation items
			Restructuring
			charges and
		Amortization of	in-process	Equity based
		purchased	research and	compensation
	GAAP	intangible assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,097	$—	$—	$—	$—	$2,097
Cost of service	1,381,825	—	—	(16,776)	—	1,365,049
Research and development	160,113	—	—	(3,277)	—	156,836
Selling, general and administrative	256,305	—	—	(13,278)	—	243,027
Amortization of purchased intangible assets	63,594	(63,594)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	1,884,714	(63,594)	(20,780)	(33,331)	—	1,767,009

Operating income	270,474	63,594	20,780	33,331	—	388,179

Income taxes	29,035	—	—	—	28,450	57,485

Net income	$240,425	$63,594	$20,780	$33,331	$(28,450)	$329,680

	Nine months ended
	June 30, 2008
		Reconciliation items
		Amortization of	In-process	Equity based
		purchased	research and	compensation
	GAAP	intangible assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,267	$—	$—	$—	$—	$2,267
Cost of service	1,493,134	—	—	(17,711)	—	1,475,423
Research and development	168,240	—	—	(3,626)	—	164,614
Selling, general and administrative	300,963	—	—	(22,373)	—	278,590
Amortization of purchased intangible assets	66,302	(66,302)	—	—	—	—
Restructuring charges and in-process research and development	1,780	—	(1,780)	—	—	—

Total operating expenses	2,032,686	(66,302)	(1,780)	(43,710)	—	1,920,894

Operating income	304,133	66,302	1,780	43,710	—	415,925

Income taxes	31,735	—	—	—	25,587	57,322

Net income	$296,195	$66,302	$1,780	$43,710	$(25,587)	$382,400

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	June 30,	September 30,
	2009	2008

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,280,289	$1,244,378
Accounts receivable, net, including unbilled of $44,439 and $48,264 respectively	507,507	573,764
Deferred income taxes and taxes receivable	106,906	84,515
Prepaid expenses and other current assets	95,224	102,930

Total current assets	1,989,926	2,005,587

Equipment and leasehold improvements, net	279,247	317,081
Goodwill and other intangible assets, net	1,790,572	1,796,922
Other noncurrent assets	439,104	459,473

Total assets	$4,498,849	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accruals	$429,533	$600,285
Short-term portion of financing arrangements	1,037	1,660
Deferred revenue	185,097	197,851
Deferred income taxes and taxes payable	24,358	30,228

Total current liabilities	640,025	830,024

0.50% Convertible notes	1,020	450,000
Long-term loan	300,000	—
Noncurrent liabilities and other	483,135	493,848
Shareholders’ equity	3,074,669	2,805,191

Total liabilities and shareholders’ equity	$4,498,849	$4,579,063

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Nine months ended June 30,
	2009	2008

Cash Flow from Operating Activities:
Net income	$240,425	$296,195
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	147,869	143,978
In-process research and development	5,640	1,780
Loss (gain) on sale of equipment	67	(55)
Equity-based compensation expense	33,331	43,710
Deferred income taxes	13,097	6,378
Gain on repurchase of convertible notes	(2,185)	—
Excess tax benefit from equity-based compensation	(10)	(209)
Loss from short-term interest-bearing investments	5,821	1,771
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	63,843	(148,472)
Prepaid expenses and other current assets	6,875	8,166
Other noncurrent assets	2,263	(40,420)
Accounts payable, accrued expenses and accrued personnel	(139,466)	(20,728)
Deferred revenue	8,815	12,283
Income taxes payable	(12,638)	(25,429)
Noncurrent liabilities and other	(38,268)	26,590

Net cash provided by operating activities	335,479	305,538

Cash Flow from Investing Activities:
Proceeds from sale of equipment and leasehold improvements	429	1,103
Payments for purchase of equipment and leasehold improvements	(65,474)	(101,530)
Proceeds from sale of short-term interest-bearing investments	601,844	575,602
Purchase of short-term interest-bearing investments	(676,472)	(513,462)
Net cash paid for acquisition	(61,890)	(56,970)

Net cash used in investing activities	(201,563)	(95,257)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	450,000	—
Payments under long-term financing arrangements	(150,000)	—
Redemption of convertible notes	(330,780)	(174)
Repurchase of convertible notes	(116,015)	—
Repurchase of shares	(20,014)	(172,339)
Payments under capital lease and short-term financing arrangements	(3,632)	—
Borrowing under short-term financing arrangements	540	—
Proceeds from employee stock options exercised	2,026	33,755
Excess tax benefit from equity-based compensation	10	209

Net cash used in financing activities	(167,865)	(138,549)

Net (decrease) increase in cash and cash equivalents	(33,949)	71,732
Cash and cash equivalents at beginning of period	718,850	615,501

Cash and cash equivalents at end of period	$684,901	$687,233

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
			December 31,	September 30,	June 30,
	June 30, 2009	March 31, 2009	2008	2008	2008
North America	$527.7	$539.8	$561.6	$558.7	$570.5
Europe	84.4	105.0	111.4	150.9	133.0
Rest of World	78.2	66.3	80.8	115.7	116.8

Total Revenue	$690.3	$711.1	$753.8	$825.3	$820.3

	Three months ended
			December 31,	September 30,	June 30,
	June 30, 2009	March 31, 2009	2008	2008	2008
Customer Experience Systems	$647.9	$668.0	$701.0	$756.5	$756.9
Directory	42.4	43.1	52.8	68.8	63.4

Total Revenue	$690.3	$711.1	$753.8	$825.3	$820.3

	As of
			December 31,	September 30,	June 30,
	June 30, 2009	March 31, 2009	2008	2008	2008
12-Month Backlog	$2,370	$2,370	$2,400	$2,420	$2,420